PRESS RELEASE


                For Release September 22, 1998
                                        Contact: Duane Hopper
                                               (716) 847-7593

         TYCO TO ACQUIRE GRAPHIC CONTROLS CORPORATION

          (Buffalo, New York: September 22) Graphic Holdings, Inc., the holding company of Graphic Controls Corporation, announced today that it has executed a definitive agreement with Tyco Group S.a.r.l., a subsidiary of Tyco International Ltd., for the acquisition of all of the common stock of Graphic Holdings. Graphic Holdings is owned by Bessemer Holdings, L.P. and its affiliates and members of Graphic Controls' management.

          Tyco will pay approximately $460 million in cash to acquire Graphic Holding's common stock, to redeem its preferred stock and to cancel its outstanding options and to assume or discharge its outstanding debt. Tyco has agreed to cause Graphic Controls to refinance its outstanding bank debt of approximately $140 million including accrued interest, if required. Graphic Controls' $75 million of 12% Senior Subordinated Notes due 2005 will remain outstanding on the acquisition date. Noteholders will have the right to put their Notes to Graphic Controls at a price of 101% during a certain period following a change of control. The acquisition is subject to certain customary conditions including clearance under the Hart-Scott-Rodino Act.

          Graphic Controls is a leading designer,
manufacturer, marketer and distributor of disposable medical products used in the diagnosis, monitoring and treatment of cardiovascular and neurological ailments, childbirth, imaging, surgical procedures and infection control. Graphic Controls distributes its products worldwide and in addition to Buffalo, has facilities in: Cherry Hill, NJ; Methuen, MA; Chatsworth, CA; San Juan Capistrano, CA; Rock Hill, SC; and Gananoque, Ontario, Canada; Madrid, Spain; and Lille, France.

          Tyco International Ltd., a diversified
manufacturing and service company headquartered in Bermuda, is the world's largest manufacturer and installer of fire protection systems, the largest provider of electronic security services, and has leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and undersea telecommunications systems. The company operates in more than 80 countries worldwide and has a work force of more than 75,000 people.

          Duane Hopper, Graphic Controls' President and Chief Executive Officer, said: "We believe this transaction is in the best interests of our employees and shareholders and look forward to working with Tyco's strong medical products team at Kendall, Sherwood Davis & Geck and U.S. Surgical."

          Graphic Controls' advisors in this matter are Morgan Stanley & Co. Incorporated and Chase Securities Inc.